Exhibit 99.E
Not for distribution in the United Kingdom, Italy, the Netherlands, Canada and Japan
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gemalto N.V. (“Gemalto”) or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus International S.A. (“Gemplus”). Any solicitation of offers to buy any Gemplus shares in the exchange offer will only be made pursuant to a prospectus/offer to exchange and related offer materials that Gemalto expects to make available to holders of Gemplus securities. Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials, as well as any amendments and supplements to those documents because they will contain important information.
The Gemalto securities referred to herein that will be issued in connection with the exchange offer have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Gemalto securities are intended to be made available within the United States in connection with the exchange offer pursuant to an exemption from the registration requirements of the Securities Act.
The exchange offer will relate to the securities of a non-U.S. company and will be subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the prospectus/offer to exchange will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Gemalto and Gemplus have their corporate headquarters outside of the United States, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

GEMALTO	GEMPLUS
JOINT PUBLICATION
RELATING TO THE FILING OF A PUBLIC TENDER OFFER
FOR THE SHARES AND THE WARRANT ISSUED BY GEMPLUS
LAUNCHED BY GEMALTO
PRESENTED BY
DEUTSCHE BANK AG, PARIS BRANCH

Terms of the Offer : 2 Gemalto new shares to be issued for 25 Gemplus existing shares
1 Gemalto warrant to be issued for 1 Gemplus warrant

This publication is a free translation for information purposes only of the French language publication prepared and released pursuant to articles 231-17 et seq. of the General Regulation of the French Autorité des marchés financiers.
The public tender offer and the release to the public of the joint note d’information remain subject to the approval of the French Autorité des marchés financiers.
1. Presentation of the Offer
On June 1st, 2006, pursuant to article 231-14 of the General Regulation of the French Autorité des marchés financiers (the “AMF”), Deutsche Bank AG, Paris branch (the “Sponsoring Bank”), acting on behalf of Gemalto N.V., then named Axalto Holding N.V.1 (“Gemalto” or the “Offeror”), has filed with the AMF a draft

[1]	The commercial name of Axalto Holding N.V. was changed for Gemalto N.V. on the date of completion of the Contribution in Kind in accordance with the decision of the General Meeting of shareholders of January 31, 2006 which approved the Combination.

public tender offer (the “Offer”) for all the shares and one warrant issued by Gemplus International S.A. (“Gemplus”), it being specified that Gemalto already holds, on the date of the present publication, 274,813,800 Gemplus shares representing 43.4% of Gemplus’ share capital and 43.5 % of Gemplus’ voting rights acquired on the date of completion of the Contribution in Kind, as defined below, on June 2, 2006. The Sponsoring Bank guarantees the content and the irrevocability of Gemalto’s undertakings under the terms of the Offer, pursuant to the above-mentioned article 231-14 of the General Regulation of the AMF.
2. Offer’s rationale
2.1. Context of the Offer
Combination
Gemalto and Gemplus both operate in the field of secured plastic cards. The know-how and technological expertise they have acquired have led them to the forefront of this industry in constant evolution.
On December 6, 2005, Gemalto, then named Axalto Holding N.V., and Gemplus, executed a Combination Agreement (the “Combination Agreement”) in Amsterdam, the Netherlands, pursuant to which both companies have agreed to combine (the “Combination”) in order to create Gemalto, a world leader in the digital security market.
The Combination results from a common intent to create, with the new Gemalto group, an operating structure with a critical size, enabling it to seize important external growth opportunities related to the development of existing and emerging markets, and to strengthen its position on its principal products lines, notably by taking advantage of an expanded and complementary client portfolio.
The Combination Agreement imposed certain customary conditions precedent to the Combination, all of which were satisfied, allowing the implementation of the Combination through completion of the Contribution in Kind, as defined below, and of the Offer.
Contribution in Kind
Gemplus’ two largest shareholders, entities of the American investment firm Texas Pacific Group (the “TPG Entities”) and certain members of the Quandt family, through intermediary entities controlled by them (the “Quandt Family Entities”), convinced by the industrial rationale of the Combination and sharing the conviction that this project offers significant development opportunities for the new Gemalto combined entity, each approved the Combination and have also entered into the Combination Agreement.
On December 6, 2005, consequent to their approval of the Combination, the TPG Entities and the Quandt Family Entities each entered into separate contribution in kind agreements with Gemalto, then named Axalto Holding N.V. (the “Contribution in Kind Agreements”), pursuant to which each of the TPG Entities and the Quandt Family Entities became irrevocably bound to contribute to Gemalto all of the Gemplus shares that each held, i.e. respectively, 159,305,600 and 115,508,200 shares representing respectively 25.2 % and 18.3 % of the share capital and voting rights of Gemplus, in the context of a share capital increase of Gemalto implemented by way of contribution in kind of such Gemplus shares (the “Contribution in Kind”).
The exchange ratio for the Contribution in Kind was provided for in the Contribution in Kind Agreements. It was fixed at 2 new Gemalto shares for every 25 existing Gemplus shares and takes into account the distribution of reserves made by Gemplus on the date of completion of the Contribution in Kind, i.e. June 2, 2006, in the amount of € 0.26 per share and pursuant to which the TPG Entities and the Quandt Family Entities received respectively € 41,419,456 and € 30,032,132. This exchange ratio is equal to that provided in the Combination Agreement and proposed by Gemalto in the Offer.
Following the Contribution in Kind, i.e. on June 2, 2006, the TPG Entities and the Quandt Family Entities respectively received, in consideration for the Gemplus shares contributed to Gemalto, 12,744,448 and 9,240,656 Gemalto shares representing respectively 20.37 % and 14.77 % of the share capital and 20.46 % and 14.83 % of voting rights of Gemalto, which became Gemplus’ largest shareholder with a stake representing 43.4% of Gemplus’ share capital and 43.5 % of Gemplus’ voting rights.

The TPG Entities and the Quandt Family Entities have undertaken not to transfer the Gemalto shares they have received in consideration of the Contribution in Kind during a period of 90 days from completion of the Contribution in Kind, i.e. until August 31, 2006 inclusive. Following the expiration of this 90-day lock-up period, i.e. from September 1st, 2006, the TPG Entities and the Quandt Family Entities will have the right to freely dispose of their Gemalto shares subject to restrictions imposed by applicable regulations, and shall be entitled to request Gemalto to undertake reasonable commercial steps in order to, and in accordance with the applicable laws and regulations, promote or facilitate the transfer of their Gemalto shares, subject to the condition that the TPG Entities and the Quandt Family Entities bear all the costs engaged by Gemalto, and subject to Gemalto not being under the obligation to register its shares in accordance with US law or any other procedure with a similar effect pursuant to the legislation of another country.
It should be noted that the TPG Entities and the Quandt Family Entities do not, and do not intend to, act in concert in respect of Gemalto, within the meaning of article L. 233-10 of the French Commercial Code.
The Offer, which was jointly prepared by the executive management teams of Gemalto and Gemplus, committed towards its success, will occur in furtherance of the purposes of the Contribution in Kind, in order to allow the current shareholders of Gemplus to participate to the realization of the Combination and to contribute to its success by becoming shareholders of Gemalto under financial conditions strictly identical to those offered to the TPG Entities and the Quandt Family Entities.
Distribution of reserves by Gemplus
Simultaneously with the completion of the Contribution in Kind, Gemplus distributed to the TPG Entities and the Quandt Family Entities, and shall distribute to all the shareholders justifying of such quality at the end of the day, on June 2, 2006, a portion of its distributable reserves in the amount of € 0.26 per existing share i.e. a total amount of € 164 million calculated on the basis of an issued capital represented by 631,866,706 Gemplus shares (excluding treasury shares) on the date of such distribution of reserves.
The exchange ratio of 2 new Gemalto shares for 25 existing Gemplus shares established in the Contribution in Kind and proposed to Gemplus’ shareholders in the Offer takes into account the distribution of reserves made by Gemplus to the benefit of its shareholders. The analysis of the assessment criteria of the exchange ratio stipulated in the Offer therefore integrates the distribution by Gemplus of a portion of its distributable reserves.
2.2. Industrial interest and rationale of the Combination
The field of microprocessor cards is characterized by almost constant innovation in a highly competitive environment consisting of the existing actors in the industry, certain providers or clients pursuing vertical integration strategies or new actors drawn by the attractive potential growth of this industry, which is notably due to the use of chip cards in new applications of digital security. This sector is thus subject to a rapid pace of technological changes fed by a dynamic innovation in a worldwide economy where it is necessary to promote its products rapidly and globally.
In this environment, Gemalto and Gemplus share a common culture of innovation and internationalization, due to their respective histories and roles in the creation and development of a world market for microprocessor cards. In an industry fragmented and having matured, ready for consolidation, Gemalto and Gemplus have decided to seize the first mover advantage and to select each other as best partners for leveraging the industry growth that they both see ahead.
The new Gemalto group resulting from the Combination will create a world class leader in the field of digital security, with pro-forma revenues in 2005 of approximately € 1.7 billion (USD 2.2 billion) and a stronger market capitalization approximating € 2.1 billion (USD 2.7 billion, based on share price and exchange rate as of May 31, 2006).
Following the Combination, Gemalto believes that the new Gemalto group will be in a better position to serve its broader client portfolio with an enhanced local presence and an expanded product range. Gemalto and Gemplus believe their respective client basis to be complementary with a limited overlap in the telecommunication field and a very limited overlap in the fields of financial services, identity and security.
The geographical presence of the new group will be more homogeneous. Gemalto has a better coverage in Eastern Europe, the Middle East, Africa, China and Southern Asia whereas Gemplus is more focused in Western

Europe and Northern Asia. The new Gemalto group combined will be present in a higher number of countries with 32 personalization sites, 21 production sites, 9 research and development sites and more than 120 offices. The group will employ 11,000 persons including 4,000 managers and 1,500 research and development engineers.
In a highly competitive environment, the Combination will enable the new Gemalto group, through the realization of economies of scale, to maintain and increase the companies’ existing markets’ profitability and to develop research and development means as well as the group’s commercial strength to accelerate the development of new applications and new markets.
The combination is part of a clear and concerted industrial project based on a strong and profitable growth dynamic. It is expected to create value, due, notably, to:
–	the creation of an operating performing structure with a critical size enabling it to maintain or increase its profitability and to seize important external growth opportunities related to the development of its principal markets and to the emergence of new markets as well as those created by new applications;

–	the combination of know-how and skills in research and development as well as sales and marketing, the alignment of the two companies’ best practices which are expected to enable the rapid development of new applications and improve the services to the clients;

–	the creation and promotion of new applications aiming at a larger and complementary client basis;

–	the effective implementation of a stronger executive management team with a balanced composition which is expected to facilitate the integration of the two existing groups into the new combined entity resulting from the Combination; and

–	the anticipated rapid implementation of costs reductions related to the operational implementation of the Combination.
The Combination is part of a project aiming at developing the future technologies of the securitization of digital exchanges.
2.3. Financial benefits expected from the Combination
Anticipated synergies
It is anticipated by the executive management of Gemalto and Gemplus that the new Gemalto group will be able to implement some synergies as early as the first year following the completion of the Combination in order to realize annual synergies of approximately € 85 million (approximately USD 100 million) by the third year following the Combination on a fully-phased basis. The executive management of the two companies therefore confirms the amount released with the announcement of the Combination on December 7, 2005, after careful review and confirmation by outside consultants having worked independently and under confidentiality undertakings. Such synergies represent approximately 70 % of Gemalto’s 2005 combined pro-forma operating income.
A substantial part of these synergies is expected to accrue from:
–	volume effects on purchases;

–	productivity gains resulting from the exchange of best practices and the harmonization of the manufacturing processes between the two companies;

–	manufacturing optimization on a worldwide scale, by better exploiting the available capacities and clients’ proximity.
The operating costs are also expected to be reduced due to the optimized use of the existing support structures of the two companies, in particular in the administrative sector, upon completion of the Combination.

The anticipated implementation costs of these synergies, estimated to total € 43 million (approximately USD 50 million) mainly relate to the integration of the industrial, research and development, sales and marketing, and administrative support structures, the harmonization of the information systems, the grouping of sites and the depreciation of certain redundant assets.
In the event the actual growth or margin levels were to be lower than anticipated by Gemalto and Gemplus, either temporary or more long-term, or if the competitive position of the entity resulting from the Combination was to be less favorable than expected, the Gemalto group will be in a better position to face such an unfavorable environment than Gemalto or Gemplus would have individually, stemming from a larger size and additional resources. The industrial rationale of the Combination and its benefits for Gemalto and Gemplus’ shareholders would therefore not be negated in such case. A study undertaken by Gemalto and Gemplus’ teams with the help of outside consultants shows that the potential of estimated aggregate synergies (of an annual amount of approximately € 85 million or approximately USD 100 million) on a fully phased basis can be achieved in a less favorable market environment, notably due to additional productivity gains. The implementation costs could, however, vary in such context.
As indicated upon the announcement of the Combination, the new executive management team and the management intend to rapidly implement the Combination and to integrate the sales and marketing, research and development, and production services of Gemalto and Gemplus on a global basis. One of Gemalto’s highest priorities will be to complete the integration of Gemalto and Gemplus while preserving each group’s strong points in terms of culture, management and functioning in implementing the expected synergies.
In order to be able to operate as a unified group immediately following the completion of the Contribution in Kind, Gemalto and Gemplus have been working, since the announcement of the Combination, on various workshops, as part of a detailed program of structured integration. Specific meetings and procedures were created in order to monitor the integration, including a Steering Committee (Comité de pilotage) including Mr. Alex Mandl, Executive Chairman, Mr. Olivier Piou, Chief Executive Officer, Mr. Charles Desmartis, Chief Financial Officer, Mr. Frans Spaargaren, Chief Administrative Officer, Mr. Claude Dahan, Sales Director, Mr. Philippe Vallée, Director of the Telecommunications and research and development division, and Mr. Philippe Cabanettes, Human Resources Director. The purpose of this Committee is to monitor the progress of the integration work, to give its orientation, define priorities and allocate funds and resources.
This Committee, seconded by the Bureau of the integration program managed by Frans Spaargaren, will supervise the implementation of the workshop related to production, purchases, product offerings, sales, planning and strategy, as well as central and support functions.
In addition, the communication relating to the first and second levels of Gemalto’s management, concerning 150 managers from Gemalto and Gemplus, was released in December 2005 and May 2006. The composition of the third level of management (i.e. 500 managers) will be communicated within the next few days.
Gemalto is able to operate under a single brand (Gemalto) and has a combined sales force and commercial strategy. The purchasing segment was also combined which will allow rapid benefit from economies of scales on the cost of raw materials. The review of the main integration issues should be achieved by the end of the third quarter of 2006.
Financial Resources
Following the Combination, Gemalto’s financial resources will be significantly higher than those of Gemalto and Gemplus taken individually. After taking into consideration the distribution of € 163.7 million by Gemplus to its shareholders prior to the transaction, the pro-forma net cash amount on December 31, 2005 totals € 430.2 million. The new Gemalto group should therefore benefit from a very strong financial situation and flexibility to use this available cash.
3. Gemalto and Gemplus’ Intents
3.1. Gemalto’s strategy

The strategy of the new Gemalto entity resulting from the Combination will be based on the following principles:
–	the development and commercialization of high-end products (multimedia cards, mobile television, control of the use of digital components etc.);

–	the implementation of partnerships and client-specific solutions;

–	the acceleration of SIM, USIM and RUIM based solutions as well as banking chip cards;

–	the development of new markets in areas such as identity in the digital world, aimed at private clients and governmental agencies, depending on growth opportunities and with the combined research and development and sales and marketing efforts;

–	the strengthening of client-dedicated research and development to achieve innovation and customized solutions for clients ;

–	the improvement of industrial proceedings ;

–	a stronger efficiency in relations with suppliers ;

–	the constant search for efficiency and technological, industrial, commercial and financial synergies inside the new group.
Gemalto expects to be able to extend its product offering’s quality to its clients and to redefine what the industry and itself can offer in terms of products and secured platforms, to accelerate the development and promotion of new norms for new applications of its technologies and, more generally, to release new products and develop its manufacturing capacities.
3.2. Organization and operation of the new Gemalto group
The implementation of the Combination is part of the new Gemalto group’s strategy explained above, and includes the redefinition of the organization and operation of the new entity.
Board of directors of Gemalto and Gemplus
On the date of completion of the Contribution in Kind, i.e. on June 2, 2006, the composition of Gemalto’s Board of Directors was modified to reflect the effective implementation of the Combination as provided in the Combination Agreement.
The new board members appointed by the General Meeting of shareholders held on January 31, 2006 effectively started their duties as board members at the meeting of the Board of Directors held on June 2, 2006. During this board meeting, Mr. Alex Mandl, newly appointed as Director, was effectively appointed as Executive Chairman for a period of 18 months from the date of completion of the Contribution in Kind, i.e. until December 2, 2007, and Mr. Olivier Piou retained the position of Chief Executive Officer until the end of his term of office as Director.
Gemalto’s Board of Directors is composed of the following 10 members:
–	Mr. Alex Mandl, Director and former Chief Executive Officer of Gemplus, Executive Chairman until December 2, 2007 and Director until the end of his term of office in 2008;

–	Mr Olivier Piou, Director and Chief Executive Officer until the end of his term of office as Director in 2008;

–	Mr. David Bonderman, former Director of Gemplus, non-executive, non-independent Director appointed upon the proposal of the TPG Entities until the end of his term of office in 2009;

–	Mr. Geoffrey Fink, former Director of Gemplus, non-executive, non-independent Director appointed upon the proposal of the TPG Entities until the end of his term of office in 2008;

–	Mr. Johannes Fritz, former Director of Gemplus, non-executive, non-independent Director appointed upon the proposal of the Quandt Family Entities until the end of his term of office in 2009;

–	Mr. Kent Atkinson, non-executive independent Director until the end of his term of office in 2009;

–	Mr. Arthur van der Poel, non-executive independent Director until the end of his term of office in 2008;

–	Mr. Michel Soublin, non-executive independent Director until the end of his term of office in 2007;

–	Mr. John de Wit, non-executive independent Director until the end of his term of office in 2008; and

–	Mr. John Ormerod, former Director of Gemplus, non-executive independent Director appointed until the end of his term of office in 2009.
At the expiry of the above-mentioned period of 18 months; i.e. on December 2, 2007, Mr. Alex Mandl will no longer serve as Executive Chairman and will remain Director until the end of his initial term of office. The Board of Directors will appoint a non-executive Chairman chosen among the non-executive independent Directors.
It should be noted that, as agreed in the Combination Agreement, an eleventh, independent, Director will be appointed by a future General Meeting of shareholders upon proposal submitted by the Board of Directors. Gemalto’s Board of Directors will therefore be composed of eleven members, including six non-executive independent Directors.
Like Gemalto’s Board of Directors, Gemplus’ Board of Directors, which held a meeting on June 2, 2006, was renewed pursuant to the stipulation of the Combination Agreement, and as decided by Gemplus’ General Meeting of shareholders held on February 28, 2006.
Gemplus’ Board of Directors is composed of the following 5 members:
–	Mr. Alex Mandl, Director and Executive Chairman of Gemalto, Director until the General Meeting of shareholders adopting the 2008 annual accounts;

–	Mr. Olivier Piou, Director and Chief Executive Officer of Gemalto, Director until the General Meeting of shareholders a adopting the 2008 annual accounts;

–	Mr. Daniel Le Gal, Director until the General Meeting of shareholders adopting the 2008 annual accounts;

–	Mr. Werner Koepf, Director until the General Meeting of shareholders adopting the 2008 annual accounts;

–	Mr. Michel Soublin, Director of Gemalto, Director until the General Meeting of shareholders adopting the 2008 annual accounts;
Mr. Frans Spaargaren has been appointed as Chief Executive Officer, non-Director.
Separation of duties between the Executive Chairman and the Chief Executive Officer of Gemalto
According to Gemalto’s articles of association, which were modified pursuant to the Combination Agreement, the day-to-day business of Gemalto will be conducted by the Chief Executive Officer. Except in the case of a conflict of interests, decisions made by the Chief Executive Officer do not require the approval or consent of the Board of Directors or the Executive Chairman.

The Executive Chairman and the Chief Executive Officer together prepare all matters which require a resolution of the Board of Directors and may furthermore be entrusted with additional powers and responsibilities by the Board of Directors, subject always to the overall responsibility of the Board of Directors.
The Executive Chairman is not entrusted with the management of Gemalto and does not make day-to-day operating decisions. The Executive Chairman does not have direct reporting lines to him with the exception of the Chief Executive Officer.
Committees of the Board of Directors of Gemalto
The composition of all the Committees assisting the Board of Directors has been renewed, including the composition of the Audit Committee, the Remuneration Committee, the Selection and Appointment Committee and the newly created committee, the Strategy and Acquisitions Committee.
These committees reflect the new composition of the Board of Directors of Gemalto. All the members of these Committees will be chosen among the members of the Board of Directors.
Gemalto’s Management
A new organization of the management will be implemented at the level of the new Gemalto entity as soon as practicable following completion of the Contribution in Kind. Such organization shall reflect as closely as possible the principle of a Combination based on a “merger of equals” at the operational level.
This new organization of the management shall also aim, with a rapid integration of the existing teams, at providing Gemalto’s clients with a structure capable of meeting the increasing diversity of their needs in an efficient and reactive manner.
3.3. Employment matters
As from the joint publication released by Gemalto and Gemplus on December 7, 2005 announcing the Combination, Gemalto and Gemplus have met with their respective workers representative bodies to inform them of the terms and conditions of the Combination. Such workers representative bodies have been informed of the development of the Combination on a monthly basis.
As explained to the workers during these meetings, the Combination is part of a growth and development rationale of the two groups’ activities. Employees will have a central position in this project.
With its 21 production sites, its 32 personalization sites, its 9 research and development centers and more than 120 offices of sales and marketing, the new Gemalto group intends to offer its employees a dynamic work environment with opportunities of carrier development.
The manufacturing force’s capacities will enable the new Gemalto group to meet the strong increase in market volumes in all geographic zones by fully using the existing production capacities with a potential specialization of certain sites. Gemalto expects that the 4,000 managers of the new Gemalto group, including 1,500 research and development engineers, will be a determinative asset to succeed in a highly innovative and competitive environment.
The companies expect the Combination will permit the release of new investment capacities to develop new technologies for new markets. This project is a growth plan towards the future. The new group’s activity requires all employees’ implication and motivation. The growing perspective will require more competency and talent.
The integration strategy contemplated as part of the Combination’s implementation was established jointly by the management teams of the two groups. The appropriate procedures of information or consultation, as the case may be, of the workers representative bodies, will be made in accordance with the legal requirements of each country involved.
Gemalto desires to maintain the existing key elements of the research and development activity as well as a major operational center for the new group in the South of France.

3.4. Perspectives in the evolution of the dividends policy
The dividend distribution policy of Gemalto is determined by the Board of Directors and takes into account the company’s results and financial situation, its capital needs, its return on capital, the current and future profitability of Gemalto and the dividend distribution policy of the listed French and foreign companies in the industry. The distribution of dividends by Gemalto remains subject to the adoption of the accounts by the shareholders and the existence of distributable reserves. Gemalto has not distributed dividends in 2005 for the financial year ended December 31, 2004 and will not distribute dividends in 2006 for the financial year ended December 31, 2005.
It is currently contemplated that Gemalto will maintain this policy on dividends distribution. Nevertheless, Gemalto does not exclude the possibility of reviewing this policy anew in light on the company’s new status on financial markets. Gemalto’s new dimension could facilitate the company’s access to capital markets and thus reduce its reserve needs for the financing of the activities and growth of a highly technological company such as Gemalto.
Gemalto’s shares to be created following the Offer in consideration for the Gemplus tendered shares will give right to any dividend distribution made in 2007 in connection with the current financial year.
As regards Gemplus, it is Gemplus’ Board of Directors’ responsibility to determine the distribution of dividends policy. It should be noted that Gemplus has not distributed any dividends since its incorporation and has in the past decided to allocate its available funds to the financing of its activities and growth.
3.5. Implementation of a share buy-back program by Gemalto
Gemalto’s Board of Directors has been authorized by the company’s General Meeting of shareholders held on May 19, 2006 to implement a share buy-back program enabling it to proceed with the acquisition of Gemalto shares representing a maximum of 10 % of the company’s outstanding share capital. The authorization granted to the Board of Directors by the General Meeting of shareholders of May 19, 2006 is valid for 18 months, i.e. until November 19, 2007. The Board of Directors has granted a delegation of power to Gemalto’s Chief Executive Officer to implement a share buy-back program. Gemalto’s Board of Director can therefore decide, when it deems advisable, to implement a new share buy-back program to be substituted for the existing program. When the Combination was publicly announced on December 7, 2005, it was indicated that Gemalto intended to implement a new share buy-back program following the end of the Offer, allowing it to acquire up to 10 % of its outstanding share capital.
4. Agreements that could significantly impact the Offer’s results
With the exception of the Combination Agreement and the Contribution in Kind Agreements described in Section 2.1 of the present joint publication, Gemalto, Gemplus, the TPG Entities and the Quandt Family Entities are not party, together or individually, to any agreement that could have a significant impact on the Offer’s assessment or results.
5. Terms of the Offer
5.1. Financial instruments included in the Offer
The Offer is made on the entirety of the Gemplus shares that are not held by Gemalto as of the date of completion of the Contribution in Kind, and on one Gemplus warrant, i.e.:
–	all shares issued to date that are not held by Gemalto, i.e. 357,052,906 shares which excludes 761,465 treasury shares;

–	all the shares that might be issued pursuant to the exercise of Gemplus stock options during the Offer period and that may be tendered to the Offer before the end of the Offer period, i.e. a maximum of 62,855,696 shares;

–	all the shares that may be issued in exchange of shares of Gemplus S.A., French subsidiary of Gemplus, including the shares resulting from the exercise of Gemplus S.A.’ stock options, during the Offer period and that would be tendered before the end of the Offer period, i.e. a maximum of 8,614,900 shares;

–	the warrant (BSA) issued by Gemplus on January 7, 2000 and allocated to the recruiting company Heidrick & Struggles, or, should such warrant be exercised during the Offer period, a maximum of 2,561,973 Gemplus shares that might be issued pursuant to the exercise of such warrant during the Offer period and that would be tendered before the end of the Offer period. It should be noted that the warrant cannot be negotiated on a free or regulated stock-market and can therefore only be held in registered form by its holder, which cannot transfer it to any third party except in the context of the Offer.
5.2. Terms of the Offer relating Gemplus shares and warrants
Terms of the Offer relating to Gemplus shares
Gemalto is offering Gemplus’ shareholders to exchange their Gemplus shares with a ratio of 2 Gemalto new shares to be issued for 25 Gemplus tendered shares.
The exchange ratio takes into account the distribution by Gemplus to all its shareholders, prior to completion of the Contribution in Kind, of a portion of its available reserves in the amount of € 0.26 per existing share.
Terms of the Offer relating to the Gemplus warrant
Gemalto is offering to the holder of the Gemplus warrant to exchange its Gemplus warrant against a Gemalto warrant presenting the same financial characteristics and giving right to subscribe to a number of Gemalto shares equal to the number of Gemplus shares to which such Gemplus warrant gives right, divided by the Offer’s exchange ratio (rounded down to the nearest integer).
The main characteristics of the Gemalto warrant are summarized in the table below:

Number of warrants issued	1

Number of Gemalto shares to be issued upon exercise of the warrant	The warrant gives right, upon its exercise, to the subscription of a maximum of 204,957 Gemalto shares

Exercise price	€ 29,225 per Gemalto share

Exercise period	Until December 6, 2007

Restrictions	The warrant is non-transferable
5.3 Number and origin of the Gemalto shares to be tendered in the context of the Offer
Gemalto shares offered in exchange of tendered Gemplus shares shall be issued pursuant to the authorization of Gemalto’s Board of Directors of December 6, 2005, acting upon the delegation of authority granted by the General Meeting of shareholders of March 18, 2004.
Pursuant to the authorization of the Board of Directors and the approval of the Combination by the General Meeting of shareholders, the Gemalto new shares shall be issued pursuant to a private deed entered into by the Chief Executive Officer and Euroclear France.
The number of Gemalto shares to be allocated in exchange of the tendered shares shall not exceed a maximum of 33,881,880 and shall represent a maximum of 35.14 % of Gemalto’s share capital and voting rights following the Combination.
The Gemalto shares to be issued as part of the Offer shall present the same characteristics and entitle their holders to the same rights as the existing Gemalto shares, as soon as they are admitted for trading on the Eurolist of Euronext Paris S.A.

The admission for trading on the Eurolist of Euronext Paris S.A. of the Gemalto shares to be issued will be requested so as to be effective on the date of the Offer’s settlement.
The request for admission of the Gemalto new shares for trading on the Eurolist of Euronext Paris S.A. will be made as soon as the Dutch stock exchange authority, the Autoriteit Financiële Markten, has approved the prospectus filed by Gemalto in accordance with articles 212-1 et seq. of the General Regulation of the AMF, and has, at the request of Gemalto, duly notified to the AMF the above-mentioned prospectus which it has approved and attested that it was prepared in accordance with Directive 2003/71/CE of November 4, 2003.
5.4 Gemplus stock options
The beneficiaries of Gemplus stock options (as well as the beneficiaries of stock options issued by Gemplus S.A., a French subsidiary of Gemplus) willing to tender the Gemplus shares to which such stock options give right (for the beneficiaries of Gemplus S.A. stock options, following the tender of Gemplus S.A. shares issued upon exercise of such options to Gemplus), shall exercise their options sufficiently in advance so as to tender the shares received at the latest on the last day of the Offer, or the re-opened Offer, as the case may be.
Following the expiration of the Offer, and subject to the following not bearing any legal, tax or social adverse consequences for Gemalto or Gemplus, Gemalto will offer to the holders of Gemplus stock options who have not exercised their subscription option during the Offer period, to either (i) tender their Gemplus shares resulting from the exercise of such options in exchange for Gemalto new shares on the basis of the Offer’s exchange ratio, as adjusted to take into account any modification of the share capital of Gemalto or Gemplus, or (ii) to waive their options to subscribe to Gemplus shares (including the options to subscribe to shares of Gemplus S.A., French subsidiary of Gemplus) in consideration for the granting by Gemalto of options to subscribe for or buy Gemalto shares (x) giving right to a number of Gemalto shares equal to the number of Gemplus shares attached to the Gemplus stock options immediately prior to the filing of the Offer, divided by the Offer’s exchange ratio, as adjusted to take into account any modification of the Gemalto or Gemplus share capital, and rounded to the nearest integer, (y) at an exercise price per share, for each Gemalto stock option, equal to the exercise price per share of each Gemplus stock option multiplied by the Offer’s exchange ratio, as adjusted as indicated above and rounded to the nearest cent of euro, and (z) the duration and the other terms of which will be substantially similar to those of such Gemplus’ stock options. Each beneficiary will have the choice between these two possibilities, it being specified that these two possibilities do not have the same tax implications. It is therefore recommended to the beneficiaries of such Gemplus’ stock options to review their own situation with their tax advisor prior to choosing any of these two possibilities.
Gemalto will determine the conditions of application of the above-mentioned mechanism offered to the holders of Gemplus stock options following the expiration of the Offer, notably after having reviewed the Gemplus’ stock options plans concerned.
The holders of Gemplus S.A. shares, French subsidiary of Gemplus, including the holders of Gemplus S.A. stock options having exercised their options, which may be traded for Gemplus shares, and willing to tender the Gemplus shares to which such Gemplus S.A. shares give right, shall have exchanged such shares in compliance with the conditions specified to them, so that they may tender the shares received at the latest on the last day of the Offer or, if applicable, of the re-opened Offer.
Following expiration of the Offer, and subject to the following not having any adverse legal, tax, or labor consequence for Gemalto or Gemplus, Gemalto will offer to the holders of Gemplus S.A. shares who have not exchanged their Gemplus S.A. shares sufficiently in advance so as to tender their Gemplus shares received before the expiration of the Offer or, the re-opened Offer, as the case may be, a mechanism similar to the above described mechanism proposed to the holders of Gemplus stock options.
5.5. Gemplus American depositary shares
In order to participate in the Offer, holders of Gemplus American depositary shares will be required to surrender their Gemplus American depositary shares and instruct the Gemplus American depositary share depositary in a timely fashion to tender the Gemplus shares underlying such Gemplus American depositary shares in the Offer, and will receive separate instructions in this regard in connection with the Offer.

The Offer and the right to tender Gemplus shares will not be made available in any jurisdiction in the United States in which the making of the Offer or the right to tender Gemplus shares would not be in compliance with the laws of such jurisdiction.
5.6. Restrictions relating to the Offer in foreign countries
The Offer has been made to Gemplus stockholders located in France and out of France, except in United Kingdom, Italy, the Netherlands, Canada and Japan, subject to the applicable local laws allowing them to participate in the Offer.
5.7. Conditions of the Offer
Gemalto has not provided for any requirement for a minimum number of tendered Gemplus shares, expressed in percentage of the share capital or voting rights, below which the Offer will not be carried out, without prejudice to the other stipulations of the Offer.
5.8. Re-opening of the Offer
Pursuant to article 232-4 of the AMF General Regulation, in the event the Offer gives Gemalto two thirds of Gemplus’ share capital and voting rights, Gemalto will request the re-opening of the Offer immediately following the publication of the Offer’s final results, for a period of at least 10 trading days. In the event of a re-opening of the Offer, the terms will be identical to those of the Offer.
5.9. Minority buy-out offer and squeeze-out
Following the Offer, and to the extent permitted by the application regulations, if Gemalto were to hold the required percentage of capital and voting rights, either directly or indirectly, Gemalto would reserve the right to conduct a minority buy-out offer followed by a squeeze-out of the holders of the Gemplus shares not held by Gemalto.
5.10. Regulatory authorizations
Foreign investments
Authorization of foreign investments in France
The Combination was subject to a request for prior authorization submitted to the French Ministry of Economy, Finance, and Industry in accordance with articles L. 151-3, R. 153-3 and R. 153-4 of the French Code monétaire et financier regulating foreign investments in France. After completion of the Combination, Gemalto will indirectly acquire control of Gemplus S.A., a French subsidiary of Gemplus which carries out cryptology activities within the scope of article R. 153-2, 8° of the French Code monétaire et financier and such indirect change of control is subject to the prior authorization of the French Ministry of Economy, Finance, and Industry. Gemalto received the authorization of the French Ministry of Economy, Finance, and Industry on April 7, 2006. Gemalto has undertaken vis-à-vis the Direction Générale du Trésor et de la Politique Économique to keep on the national territory the competences, resources and research and development activities relating to ongoing projects or to the production of certain microprocessor cards, and generally to insure the respect by Gemplus S.A., French subsidiary of Gemplus, of all its undertakings, within the frame of the space and defense applications for the direct or indirect benefit of the French defense ministry.
Authorization of foreign investments in the Unites States of America
Pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950, 50 USC. App. § 2170, as amended, on April 4, 2006, Gemalto filed a voluntary notification with the Committee on Foreign Investment in the United States (“CFIUS”) regarding the Combination and its implications for the U.S. operations of Gemalto and Gemplus. CFIUS has a 30 day period to determine whether to conduct an investigation of the proposed transaction. This 30 day period expired on May 4, 2006 and a 45 day investigation period has started, the result of which is expected by June 19, 2006. Following such 45 day investigation, CFIUS should send a recommendation to the President of the United States of America to either (i) decide not to oppose the Combination, (ii) oppose the Combination, or (iii) impose conditions or restrictions on its approval relating to Gemalto’s and Gemplus’ operations in the United States of America and there can be no assurance that this approval will be obtained without material adverse conditions or restrictions to the new Gemalto group and its activities in the United States of America.
Antitrust law
European antitrust law
On May 19, 2006, the European Commission approved the Combination subject to the commitment by Gemalto and Gemplus to maintain their commercial practices regarding the grant of licenses and to provide their competitors with all necessary information concerning the interoperability of SIM cards with their own wireless platforms.
Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)
Pursuant to the Hart-Scott-Rodino Antitrust Improvements Act, as amended, on February 6, 2006, Gemalto and Gemplus filed a notification and report forms in connection with the Offer. The applicable review period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act terminated on March 8, 2006 without any objection from the U.S. antitrust authorities.
Brazil and Mexico
Gemalto and Gemplus anticipate that the statutory waiting period in these jurisdictions will expire between now and July 2006 in Mexico and between now and October 2006 in Brazil.
Turkey
On May 15, 2006, the Turkish antitrust authority has approved the Combination without condition.
Colombia
Gemalto and Gemplus have filed the required notifications under the Colombian merger control rules on March 17, 2006. The Colombian authority has requested complementary information, thus extending the review period until July 4, 2006. The Combination cannot be achieved in Colombia until clearance from the Colombian authorities has been obtained and it will be implemented under the conditions provided in such clearance.
6. Consideration of the Board of Directors of Gemalto
On December 6, 2005, the Board of Directors of Gemalto, then named Axalto Holding N.V., held a meeting chaired by Mr. John de Wit, Chairman, in order to examine the terms and conditions of the Combination. All the members of the Board of Directors were present.
After discussing with Mr. Olivier Piou, in his capacity as Chief Executive Officer, and with the advisors of Gemalto present at the meeting, the Board unanimously approved to the Combination. As a consequence, and pursuant to the applicable law of the Netherlands, the Board of directors called a General Meeting of shareholders in order to submit the Combination to the vote of the shareholders.
Gemalto’s General Meeting of shareholders held on January 31, 2006 approved the Combination and the transactions necessary for its implementation, including the Contribution in Kind and the draft Offer, with a very large majority.
7. Consideration of the Board of Directors of Gemplus
On December 6, 2005, the Board of Directors of Gemplus held a meeting chaired by Mr. Dominique Vignon, Chairman, in order to examine the terms and conditions of the Combination and the terms of the Offer. All the members of the Board of Directors were present or represented.
At the conclusion of the debates, during which Mr. Alex Mandl, in his capacity as Chief Executive Officer, other members of Gemplus’ management, including Mr. Frans Spaargaren and Mr. Jean François Schreiber as

well as the company’s various advisors, intervened, the Board of Directors unanimously approved the Combination and the Offer.
With respect to the Offer, the Board of Directors considered its terms and conditions, taking into consideration in particular (i) the fact that the Combination is subject to the distribution by Gemplus to its shareholders of a portion of its distributable reserves in the amount of € 0.26 per share and (ii) the fairness opinion delivered by Morgan Stanley & Co Limited. Following this analysis and the discussions following the same, the Board of Directors determined that the Offer was in the best interest of the company, its employees and its shareholders. Consequently, the Board of Directors decided to recommend that all holders of Gemplus shares tender their shares, including those represented by American depositary shares.
The Board of Directors also entrusted Mr. Alex Mandl, in his capacity as Chief Executive Officer, to reiterate its recommendation to holders of Gemplus shares to tender their shares upon satisfaction of the conditions precedent to the Combination, as provided in the Combination Agreement.
The Board of Directors held on May 25, 2006, after having considered the second fairness opinion delivered by Morgan Stanley & Co Limited, confirmed the delegation of power granted to Mr. Alex Mandl to reiterate the recommendation made on December 6, 2005.
On June 1, 2006, pursuant to the terms of the Combination Agreement and to the delegation of power granted to him by the Board of Directors, and after having duly acknowledged the satisfaction of all the conditions precedent provided in the Combination Agreement, Mr. Alex Mand, Chief Executive Officer, delivered Gemalto, then named Axalto Holding N.V., a deed of reiteration of the recommendation made by Gemplus’ Board of Directors to the holders of Gemplus shares to tender their shares.
8. Summary of the Offer’s Appreciation Elements
The table below presents a summary of the appreciation criteria of the exchange ratio proposed by Gemalto, of 2 new Gemalto shares for every 25 Gemplus shares. In order to facilitate the comparison, the induced exchange ratio is presented below in the form of the number of Gemalto shares for each Gemplus share and is compared to the ratio of 12.5 Gemplus shares for each Gemalto share, which is equal to the ratio of 25 for 2.

		Premium/ (discount) for
Criteria	Induced exchange ratio(1)	Gemplus’ shareholders (2)
Trading price
Closing price on December 6, 2005(3)	11.2x	(10.3%)
30 days average	12.5x	0.0%
3 months average	13.7x	9.3%
6 months average	14.9x	19.0%
12 months average	14.6x	16.7%

Net profit per share
2005E	12.8x	2.1%
2006E	12.6x	0.9%

Analysis of the financial advisors target prices
Bottom of the range	11.2x	(10.7%)
Average	13.5x	7.7%
Top of the range	16.3x	30.7%

(1)	Based on a distribution by Gemplus to its shareholders of € 0.26 per share prior to the transaction.

(2)	Based on the distribution by Gemplus to its shareholders of € 0.26 per share prior to the transaction and on an exchange ratio of 2 new Gemalto shares for every 25 Gemplus shares.

(3)	Closing price on the day preceding the announcement of the transaction.
The table below includes, for illustration purposes, the appreciation criteria of the Offer’s terms, as updated on May 31, 2006, pursuant to the same method as that described above.

		Premium/ (discount) for
Criteria	Induced exchange ratio(1)	Gemplus’ shareholders (2)
Trading price
Closing price on May 31, 2006	11.5x	(7.9%)
30 days average	11.9x	(4.7%)
3 months average	11.8x	(5.3%)
6 months average	11.8x	(5.5%)
12 months average	13.3x	6.6%

Net profit per share(3)
2005E	10.0x	(20.0%)
2006E	10.1x	(19.1%)
2007E	10.1x	(19.1%)

Analysis of the financial advisors target prices(4)
Top of the range	10.7x	(14.0%)
Average	12.0x	(3.7%)
Bottom of the range	14.2x	13.7%

(1)	Based on a distribution by Gemplus to its shareholders of € 0.26 per share prior to the transaction.

(2)	Based on the distribution by Gemplus to its shareholders of € 0.26 per share prior to the transaction and on an exchange ratio of 2 new Gemalto shares for every 25 Gemplus shares.

(3)	Research reports used for Gemalto: Société Générale (22/05/06), Fortis (22/05/06), Exane (23/05/06), Crédit Suisse (27/04/06), ING (27/04/06), Natexis (22/05/06), Merrill Lynch (28/04/06), Oddo (28/04/06).
Research reports used for Gemplus: Credit Suisse (24/04/06), Fortis (25/04/06), Société Générale (22/05/06), Chevreux (24/04/06), UBS (24/04/06), UBS (24/04/06), Natexis (26/05/06), ING (21/04/06), CIC (25/04/06), Exane (26/04/06), Ixis (25/04/06), Merrill Lynch (24/04/06), Oddo (25/04/06).

(4)	Research reports used for Gemalto and Gemplus: Société Générale, Fortis, Exane, Credit Suisse, ING, Natexis, Oddo.
9. Evolution of Gemalto’s and Gemplus’ activities
9.1 Evolution of Gemalto’s activity
On April 27, 2006 Gemalto published its revenue for the first quarter 2006, which came in at USD 210 million, down 7% at constant exchange rates compared with the unusually strong revenue of USD 237 million reported in the first quarter of 2005. The Cards segment reported revenue of USD 194 million, down 7% year-on-year at constant exchange rates. Intense pressure on selling prices and an unfavorable regional revenue mix in Mobile Communication, despite a strong increase in volumes shipped, accounted for the decrease. Financial Cards revenue rose by 2% at constant exchange rates. Revenue in the Public Sector, Access and Other product line increased by 40% at constant exchange rates, on strong activity in Identity and Transportation and higher revenue derived from patent licensing activities. The POS Terminals segment reported revenue of USD 16 million, receding by 14% at constant exchange rates. Gross profit was impacted by the strong decline in selling prices and the unfavorable geographic mix in Mobile Communication, compounded by the usual seasonal pattern characterized by lower profitability of the Cards segment in the first half of the year, as described in section 9.4 “Other factors affecting results of operations – Seasonality” of our 2005 Annual Report. Gemalto operating result was USD 0.4 million negative and its net profit was USD 1 million in the period.
Net cash used in operating and investing activities in the first quarter 2006 amounted to USD 35 million. The increase in working capital, in line with expectations based on the very low level achieved at December 31, 2005, and purchases of manufacturing equipment to address the strong microprocessor card volume increases, accounted for the cash usage in the period.
Gemalto management is expecting that the return in 2006 to usual seasonality patterns, the adverse effects of supply sources reallocations by certain large customers following the announcement of the Combination, and the unfavorable factors in the Mobile Communication market that have affected Gemalto growth and performance over the last few months will continue in the second quarter. In the second half of 2006, Gemalto expects on the other hand that the more favorable regional revenue mix in Mobile Communication — driven by stronger demand from operators in continental Europe and the Americas, the continued strong volume growth, the SIM card mix improvements in emerging markets, the growth in the public sector business — driven by the deployment of the electronic passport projects won in the first part of the year, and the swift integration with

Gemplus within Gemalto — allowing corporate and field management to fully focus on the business, will result in a significant improvement of its revenue and operating margin.
9.2 Evolution of Gemplus’ activity
On April 24, 2006 Gemplus published its financial results for the first quarter 2006. Revenue came in at € 230 million, up 19% compared with the first quarter of 2005. The Telecom segment reported revenue of € 148 million, an increase of 3 % year-on-year. Wireless shipments grew by 48 % year-on-year, largely driven by emerging countries. Average selling prices (ASP) in wireless were down 30 % year-on-year, reflecting ongoing strong price pressure. The Financial Services segment reported revenue of € 56 million, an increase of 49 % year-on-year, driven by a 75 % increase in payment microprocessor cards. The strong performance in payment cards was mainly driven by the EMV roll-out. The Identity and Security segment reported revenue of € 26 million, an increase of 134 % year-on-year. Strong growth was driven by a substantial increase in Government ID and Corporate Security projects, in addition to those from Setec, a Finnish company acquired as of June 1st, 2005.
Gross profit came in at € 70 million, an increase of 14%. Gross Margins, 30.5 % in the first quarter of 2006, compared with 32.1 % in the first quarter of 2005, reflecting the change in the business mix, wireless price pressure and purchase accounting.
Operating expenses increased by 14 % year-on-year, to € 62 million, mainly due to Setec, a Finn company acquired on June 1st, 2005. Operating Income in the first quarter 2006 was € 8.4 million, compared to € 7.5 million in the first quarter of 2005, an increase of 12%.
Net Income, attributable to equity holders of the Company, was € 6.3 million. Free Cash Flow in the first quarter of 2006 was a negative € 14 million.
Gemplus management expects to see in the second quarter of 2006 ongoing revenue growth year-on-year, and a further improvement of Operating Income and Operating Margins compared to the first quarter of 2006.
Gemplus remains confident in its ability to further strongly improve its operating income in 2006 taking into account the usual seasonality effect of stronger organic growth in the second half than in the first half. Gemplus also continues to expect the Financial Services and ID & Security segments to turn profitable in 2006.
10 Fairness opinion
Morgan Stanley & Co, in its capacity as Gemplus’ bank advisor, delivered to the Board of Directors, during its meeting held on December 6, 2005 in order to examine the Combination’s and the draft Offer’s terms and conditions, a fairness opinion which concluded that the exchange ratio of 2 Gemalto new shares for every 25 Gemplus shares proposed in the Offer was fair to the shareholders of Gemplus as a whole from a financial point of view.
Morgan Stanley & Co delivered to the Board of Directors, during its meeting held on May 25, 2006, a second fairness opinion which confirmed the fairness to the shareholders as a whole, from a financial point of view, of the exchange ratio of 2 Gemalto new shares for every 25 Gemplus shares tendered within the frame of the Offer.
11. Contact Information of the Persons in charge of investors relations

Pour Gemalto	Pour Gemplus

Name: Stéphane Bisseuil	Name: Rémy Calvet
Investor Relations	Senior Vice President,
Tel: +33.6.86.08.64.13	Corporate Communications
E-mail: sbisseuil@axalto.com	Tel: +33.6.22.72.81.58.
E-mail: remi.calvet@gemplus.com